SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Synacor, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP # 871561106	Page 2 of 5

1	Name of reporting persons Ronald N. Frankel
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,849,443†
	6	Shared voting power 0
	7	Sole dispositive power 1,849,443†
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,849,443†
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row 9 6.6%
12	Type of reporting person* IN

†	Represents 1,096,718 shares held or beneficially owned by Mr. Frankel and 752,725 shares issuable upon exercise of stock options issued to Mr. Frankel and exercisable within 60 days of December 31, 2013, 296,355 of which shares remained subject to vesting as of December 31, 2013.

CUSIP # 871561106	Page 3 of 5

ITEM 1(A).	NAME OF ISSUER

Synacor, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

40 La Riviere Drive

Suite 300

Buffalo, New York 14202

ITEM 2(A).	NAME OF PERSONS FILING

Ronald N. Frankel (the “Reporting Person”)

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for the Reporting Person is:

c/o Synacor, Inc.

40 La Riviere Drive

Suite 300

Buffalo, New York 14202

ITEM 2(C).	CITIZENSHIP

United States of America

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share

ITEM 2(D)	CUSIP NUMBER

871561106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP # 871561106	Page 4 of 5

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of December 31, 2013:

(a)	Amount beneficially owned:

See Row 9 of cover page for the Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for the Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP # 871561106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	/s/ Ronald N. Frankel
Signature

Ronald N. Frankel
Print Name